UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

One and one Green Technologies. INC, a Cayman Islands company (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to provide the Unaudited Interim Condensed Consolidated Financial Statements of the Company as of and for the six months ended June 30, 2025 and 2024, included as Exhibit 99.1 of this Report, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2025 and 2024, included as Exhibit 99.2 of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025

One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director

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